October 7, 2022

Via EDGAR Submission

United States Securities and Exchange Commission
Division of Corporation Finance – Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Conlon Danberg
Abby Adams
Tara Harkins
Brian Cascio

Re:	Gemini Therapeutics, Inc.
Registration Statement on Form S-4
Filed September 2, 2022
File No. 333-267276

Ladies and Gentlemen:

This letter is being submitted on behalf of Gemini Therapeutics, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Office of Industrial Applications and Services of the Division of Corporation Finance of the United States Securities and Exchange Commission with respect to the Company’s Registration Statement on Form S-4, filed on September 2, 2022 (the “Initial Registration Statement”), as set forth in the Staff’s letter dated September 30, 2022 to Georges Gemayel, Ph.D., Interim President and Chief Executive Officer of the Company (this “Comment Letter”). The Company is concurrently filing its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of this Comment Letter has been reproduced and italicized herein with the response below the numbered comment. Unless otherwise indicated, the page references in the description of the Staff’s comment refer to the Initial Registration Statement, and the page references in the response refer to the Amended Registration Statement. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement. The response provided herein is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

On behalf of the Company, we advise you as follows:

Cover Page

1.
We note the disclosure on page 192 that Disc stockholders, including Disc executive officers, directors and other significant shareholders, who cumulatively own approximately 90% of outstanding Disc stock, have entered into support agreements with Disc and Gemini, and have agreed, following the effectiveness of the registration statement, to execute written consent to adopt the Merger Agreement and approve the merger and related transactions. "Therefore, holders of a sufficient number of shares of Disc capital stock required to adopt the Merger Agreement and approve the merger and related transactions are contractually obligated to adopt the Merger Agreement [and] are expected to [approve] the Merger Agreement via written consent." It appears that the shares subject to the support agreements/written consents are not appropriate to be included in this Form S-4. Please provide us your analysis. Refer to Securities Act Forms Compliance and Disclosure Interpretation (C&DI) 225.10 and Securities Act Sections C&DI 139.29.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 195 of the Amended Registration Statement in response to the Staff’s comment.  With respect to the requested analysis, consistent with Securities Act Forms Compliance and Disclosure Interpretation (C&DI) 225.10 and Securities Act Sections C&DI 139.29, the stockholders of Disc have not approved the Merger, the Merger Agreement or the related transactions by written consent or otherwise, no Disc stockholder has delivered a written consent, and no Disc stockholder will do and the stockholders will not approve the Merger, the Merger Agreement or the related transactions until after the effectiveness of the Registration Statement.  Further, the support agreements referenced starting on page 192 of the Initial Registration Statement executed by certain stockholders of Disc complied with the requirements set forth in C&DI 225.10 and C&DI 139.29.  In particular, these support agreements were executed only by officers, directors and holders of more than 5% of the voting equity securities of Disc; the persons signing the support agreements collectively own less than 100% of the voting equity of Disc; and votes will be solicited from Disc stockholders who have not signed support agreements and would be ineligible to purchase in a private placement.  Further, the contemplated transaction will affect all holders of Disc capital stock in the same manner, including that all holders of the same series of each class of Disc capital stock will be entitled to receive the same amount and form of consideration in connection with the proposed transaction.  As noted above, the persons signing the support agreements collectively own less than 100% of the voting equity of Disc, and votes will be solicited from stockholders of Disc who have not signed such agreements.  While specified holders of Disc capital stock executed the customary agreements described above, no holder of Disc capital stock has executed or delivered a written consent approving the merger or merger agreement at this time.

2.	Revise the cover page and summary on page 13 to disclose the estimated 1.1052 exchange ratio disclosed on page 178. Revise both locations to disclose the treatment of Disc preferred stockholders.

Response: The Company respectfully advises the Staff that it has revised the cover page and the summary on page 13 of the Amended Registration Statement in response to the Staff’s comment.

3.
Revise to disclose the per share purchase price paid by the investors in the Disc preclosing financing. We note that investors in the Disc pre-closing financing will receive restricted Disc shares in a private placement issued immediately before the closing. Revise to clarify the treatment of these shares in the merger.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on the cover page of the proxy statement/prospectus included in the Amended Registration Statement to include the per share purchase price to be paid by the investors in the Disc pre-closing financing and to clarify the treatment of these shares in the merger in response to the Staff’s comment.

The Companies, page 9

4.	Revise the Gemini summary to address the 2021 business combination and to clarify its current status.

Response: The Company respectfully advises the Staff that it has revised the summary on page 9 of the Amended Registration Statement in response to the Staff’s comment.

5.
We note the statement in the Disc summary on page 9 that "Bitopertin was previously evaluated by Roche in a comprehensive clinical program in over 4,000 individuals in other indications which demonstrated the activity of bitopertin as a GlyT1 inhibitor and effects on heme biosynthesis" and on page 10 that "Disc submitted an IND for DISC-0974 in June 2021 and participants completed a Phase 1 clinical trial in healthy volunteers in the U.S. in June 2022 with preliminary results showing an acceptable tolerability profile, as well as evidence of target engagement and iron mobilization and erythropoiesis." As safety and efficacy determinations are solely within the FDA's authority and they continue to be evaluated throughout all phases of clinical trials, please remove these and similar references throughout the prospectus. In the Business section, you may present objective data resulting from your trials without including conclusions related to safety or efficacy.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 10, 258, 259, 261, 274, 280 and 323 of the Amended Registration Statement to remove references to bitopertin’s tolerability profile in response to the Staff’s comment. The Company further advises the Staff that it believes that statements regarding observed evidence of target engagement, iron mobilization and erythropoiesis are not determinations of efficacy and instead are factual in nature and supported by objective data disclosed in the proxy statement/prospectus.

Risks Related to the Merger, page 17

6.
Revise the first bullet point to clarify, if true, that the exchange ratio calculation will not change based on the market price of Gemini common stock because it is unrelated to the market price of Gemini common stock.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 17, 22 and 24 of the Amended Registration Statement in response to the Staff’s comment.

Gemini's by-laws provide that the Court of Chancery of the State of Delaware and the federal district courts of . . . Massachusetts. . .,, page 73

7.	Please revise this risk factor to disclose the risk that the exclusive forum provisions may result in increased costs for investors to bring a claim.

Response: The Company respectfully advises the Staff that it has revised the risk factor on page 74 of the Amended Registration Statement in response to the Staff’s comment.

Background of the Merger, page 136

8.
Please provide us with copies of the materials that your financial advisor prepared and shared with your board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board, that were material to the board's decision to approve the merger agreement and the transactions contemplated thereby.

Response: In response to the Staff’s comment, the confidential board book prepared by SVB Securities LLC in connection with its opinion as presented to the board of directors of the Company at the meeting held on September 6, 2022 is being provided directly to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Rule”). In accordance with such Rule, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Amended Registration Statement, including any amendments thereto. By separate letter, request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. Sec.200.83 has been made by the Company.

9.
Revise the background to provide additional information regarding the negotiations and elimination of other potential business combination candidates. In doing so, please revise the bottom of page 136 to further clarify the proposed criteria the board determined it would use to evaluate potential indications of interest. On page 137, clarify why the special committee prioritized the indications of interest from Disc, Party A and Party B from among the 11 companies who held management presentations, and on what criteria or why discussions were terminated with 7 companies after the March 7, 2022 meeting. Finally, please clarify how each of the alternative entities was finally eliminated as a potential merger partner.

Response: The Company respectfully advises the Staff that it has revised the disclosure starting on page 137 of the Amended Registration Statement in response to the Staff’s comment.

10.
Generally revise the background section to provide further information regarding the negotiations of the exchange ratio. In particular, on page 145, please revise the first full paragraph to provide additional information regarding how the parties determined the calculation of net cash and the exchange ratio.

Response: The Company respectfully advises the Staff that it has revised the disclosure starting on page 147 of the Amended Registration Statement in response to the Staff’s comment.

Gemini's Reasons for the Merger, page 145

11.
Please clarify what the Gemini Board considered about "the regulatory pathway for, and market opportunity of, Disc's product candidates" and what the Board considered to be Disc's "upcoming value inflection points."

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 148 of the Amended Registration Statement in response to the Staff’s comment.

12.
Revise Gemini's reasons for the merger to clarify what consideration the Board and Special Committee gave to the fact that the Financial Projections project income for the extended period through 2041, where Disc has yet to commercialize a product, and the financial advisor opinion and other factors on which the board and special committee based their decision, utilize those extended projections.

Response: The Company respectfully advises the Staff that it has revised the disclosure starting on page 155 of the Amended Registration Statement in response to the Staff’s comment.

Opinion of Gemini's Financial Advisor, page 149

13.	Revise to clarify whether the financial advisor considered the 1.1052 estimated exchange ratio disclosed on page 173, or some other exchange ratio in conducting its analyses.

Response: The Company respectfully advises the Staff that it has revised the Amended Registration Statement in response to the Staff’s comment.

14.
Clarify the basis for SVB Securities relying on a discounted cash flow analysis utilizing projected cash flow through 2041, in light of the development stage of Disc's business, and who determined the projected range.

Response: The Company respectfully advises the Staff that it has revised the Amended Registration Statement in response to the Staff’s comment.

15.	Revise to provide additional information regarding how SVB selected the comparable companies and whether it excluded any comparable companies that fit those criteria.

Response: The Company respectfully advises the Staff that it has revised the Amended Registration Statement in response to the Staff’s comment.

Certain Unaudited Financial Projections, page 155

16.
Expand your disclosures to provide additional information surrounding the material assumptions and estimates underlying the financial projections on page 156 to provide investors with sufficient information to evaluate the projected financial information. For example:

•	Please explain how the preliminary internal financial projections provided by Disc were adjusted by the management of Gemini as indicated in the first paragraph.
•	Disclose whether the Board and Management considered these projections reasonable considering the clinical stage operations of Disc and the extended period of the projections.
•
Identify the market and geographical regions for the revenue projections and the specific market growth rates and projected market rate penetrations to help provide additional insight into the range in these rates underlying the revenue projections. Explain how the market rate growth and market rate penetrations were determined.

•	Disclose material assumptions related to acquisitions and product development.
•	Disclose any specific assumptions related to regulatory approvals.
•	Clarify whether, and if so, how, the passage of time was considered in relation to the nineteen-year projection period.

Response: The Company respectfully advises the Staff that it has revised the disclosure starting on page 158 of the Amended Registration Statement in response to the Staff’s comment.

Tax Treatment of the Merger
Material U.S. Federal Income Tax Consequences of the Merger, page 168

17.
We note the disclosure on page 166 regarding "if" the merger qualifies as a reorganization, "U.S. holders generally . . . will not recognize gain or loss" and that you have discussed "certain material U.S. federal income tax consequences of the merger that are applicable to U.S holders." We also note from page 168 that you "intend" for the merger to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code, but that "no opinion of counsel has been obtained or will be obtained regarding the treatment of the merger as a tax-free reorganization." As the tax-free nature of the transaction is material to investors, revise to provide counsel's opinion. Refer to Item 601(b)(8) of Regulation S-K. To the extent the opinion is subject to uncertainty, counsel may provide a "should' or "more likely than not" opinion and explain why a "will" opinion cannot be given and describe the degree of uncertainty. For guidance, please refer to Sections III.B.2 and III.C.4 of Staff Legal Bulletin No. 19. Please similarly revise the disclosure of the Material U.S. Federal Tax Consequences of the CVRs to Holders of Gemini Common Stock" on page 198, and the Material U.S. Federal Tax Consequences of the Reverse Stock Split on page 228. Finally, please revise the related disclosures in the Prospectus Summary and elsewhere in the prospectus accordingly.

Response: The Company respectfully advises the Staff that the Company has revised the disclosures beginning on pages 169, 200, and 231 in response to the Staff's comment, as well as the related disclosures in the Prospectus Summary and elsewhere in the prospectus accordingly.  In addition, the Company advises the Staff that counsel to each of the Company and Disc will deliver respective opinions responsive to the Staff's comment, and such opinions will be filed by amendment to the Registration Statement.

Conditions to Completion of the Merger, page 186

18.
Please revise to clarify that you have identified all material conditions to the merger. In addition, identify the closing conditions that are subject to waiver here and in the related risk factor on page 24.

Response: The Company acknowledges the Staff’s comment and confirms that all material conditions to the merger are described on pages 24 and 189 of the Amended Registration Statement and, in response to the Staff’s comment, confirms that each of the mutual conditions may be waived, to the extent permitted by applicable law and each of the other conditions to each party’s obligation to complete the merger is further subject to the satisfaction or waiver by that party.

Disc's Pipeline, page 257

19.	Please revise your product pipeline table as follows:

•	Revise to include a column for Phase 3 trials that is equally prominent as those for preclinical, Phase 1 and 2.
•	Revise to include the dates the IND was submitted for each product candidate.
•
Please revise the arrows in the pipeline table to accurately reflect where each product candidate currently stands in development. On page 269, you discuss the DISC-0974 Phase 1 clinical study in healthy volunteers and then the two Phase 1/2b clinical studies, one which has started and one which has not. Revise the pipeline table to differentiate the arrows between CKD and MF, and to clarify that the Phase 1 study was for healthy volunteers, and not specific to MF. We note the risk factor on page 79 that "Disc has only successfully completed on Phase 1 clinical trial," which notes that Disc has initiated the BEACON Phase 2 trial and the DISC-0974 1b/2 trial for patients with anemia of MF and may not submit its DISC-0974 1b/2 clinical trial in patients with anemia of CKD until it has submitted an IND.

Finally, we note the last two rows in your pipeline table are for preclinical programs for which you have not named a particular candidate or a particular targeted disease. Also, the arrow for “Diamond-Blackfan Anemia (planned) and other indications” appears to indicate that you have begun Phase 1 trials; however, your disclosure on page 268 states that you are "continuing to explore the potential of bitopertin in these additional indications in preclinical studies." Please revise the pipeline table to remove these preclinical programs or explain the basis for your belief that they are material and should be included.

Response: The Company respectfully advises the Staff that the Company has revised the Disc product pipeline table on page 260 of the Amended Registration Statement in response to the Staff’s comment. The Company further advises the Staff that Disc has completed its Phase 1 study of bitopertin, which Phase 1 data are applicable to all indications for which Disc may pursue the use of bitopertin. Therefore, the Company believes that inclusion of Diamond-Blackfan Anemia as an indication for bitopertin for which Phase 1 has been completed is appropriate on the Disc product pipeline table; nonetheless, the Company has removed Diamond-Blackfan Anemia from the Disc product pipeline table as requested by the Staff.

20.	Please increase the size of the graphics appearing in this section so that the text is legible.

Response: The Company respectfully advises the Staff that the Company has revised the graphics throughout the “Disc’s Business” section of the Amended Registration Statement to ensure that the text is legible in response to the Staff’s comment.

Collaborations and License Agreement

2019 Exclusive License Agreement with AbbVie Deutschland GmbH & Co. KG, page 285

21.
We note your disclosure that the royalty rates under the AbbVie Agreement are subject to up to a percentage reduction "in the low double digits" for lack of a valid claim on a country-by-country basis. Please revise your description of this reduction in the royalty rate to a figure within ten percentage points.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page 289 of the Amended Registration Statement in response to the Staff’s comment.

Intellectual Property, page 287

22.
Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product, the expiration year of each patent held, and the jurisdiction of each patent. Please clearly distinguish between owned patents and patents in-licensed from third parties. In this regard it may be useful to provide tabular disclosure.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure starting on page 291 of the Amended Registration Statement in response to the Staff’s comment.

Note 2. Basis of Pro Forma Presentation , page 350

23.
We note that you have not reflected the reverse stock split within the pro forma condensed combined financial information. Please tell us how you plan on reflecting the reverse stock split prior to the effectiveness of the filing within the pro forma financial statements and throughout the filing.

Response: The Company respectfully advises the Staff that the Company is currently in the process of finalizing the proposed reverse stock split ratio and the Company intends to reflect the reverse stock split within the pro forma condensed combined financial information and throughout the proxy statement/prospectus its next amendment the Company files after the date hereof.

Note 4. Pro Forma Adjustments, page 351

24.
Reference is made to adjustment (I). Please reconcile this note to the pro forma equity merger adjustments on page 347. Within your response, please explain why the elimination of Gemini's historical equity carrying values does not agree to Gemini's historical equity carrying values contained within the proforma condensed balance sheet.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure starting on page 359 of the Amended Registration Statement in response to the Staff’s comment to separately present the impacts of the Disc pre-closing financing pro forma adjustments to equity accounts and the impacts of the merger on the pro forma adjustments to equity accounts.  The Company has also revised the description of the “Elimination of Gemini’s historical equity carrying values” to clarify that it is the “Elimination of Gemini’s historical equity carrying values, after pro forma adjustments.”  In addition, the Company has included additional tabular disclosure providing a reconciliation of the amounts of “Elimination of Gemini’s historical equity carrying values, after pro forma adjustments” to the amounts of Gemini’s historical equity carrying values contained within the unaudited pro forma condensed combined balance sheet as of June 30, 2022. The Company further advises the Staff that the reconciling items relate to the pro forma adjustments that represent expenses of Gemini that would be recognized by Gemini prior to the closing of the merger; therefore, these amounts are included in the amounts of Gemini’s historical equity carrying values, after pro forma adjustments, that will be eliminated upon closing of the merger.

[Signature Page Follows]

If you require additional information, please telephone the undersigned at (617) 526-6405. Thank you for your assistance.

Sincerely,

/s/ Mark Nylen
Mark Nylen, Esq.

Via E-mail:

cc:
Georges Gemayel, Ph.D.
Interim President and Chief Executive Officer
Gemini Therapeutics, Inc. /DE

Christopher D. Barnstable-Brown, Esq.
Stuart M. Falber, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP

William D. Collins, Esq.
Goodwin Procter LLP